Four Oaks Fincorp, Inc.

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REVOCABLE PROXY
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOUR OAKS FINCORP, INC.
FOR THE 2005 ANNUAL MEETING OF SHAREHOLDERS.

The undersigned hereby appoints Ayden R. Lee, Jr. and Merwin S. Canaday as proxies, each with the full power of substitution to represent the undersigned and to vote all of the shares of stock in Four Oaks Fincorp, Inc. which the undersigned is entitled to vote at the Annual Meeting of Shareholders of said Company to be held at the main office of Four Oaks Bank & Trust Company, located at 6144 US 301 South, Four Oaks, North Carolina on Monday, April 25, 2005 at 8:00 p.m., and any adjournments thereof (1) as hereinafter specified upon the proposals listed below as more particularly described in the Company's proxy statement, receipt of which is hereby acknowledged; and (2) in their discretion upon such other matters as may properly come before the meeting and any adjournments thereof. In order to vote for the proposals, place an X in the appropriate box provided below. The Board recommends a vote "FOR" the proposals listed below.

PLEASE COMPLETE, DATE, SIGN, AND MAIL THIS INSTRUCTION CARD PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE OR PROVIDE YOUR INSTRUCTIONS TO VOTE VIA THE INTERNET OR BY TELEPHONE.

(Continued, and to be marked, dated and signed, on the other side)

FOLD AND DETACH HERE

FOUR OAKS FINCORP, INC. — ANNUAL MEETING, APRIL 25, 2005

YOUR VOTE IS IMPORTANT!

https://www.proxyvotenow.com/mtbk

You can vote in one of three ways:

1. Call **toll free 1-866-265-2185** on a Touch-Tone Phone and follow the instructions on the reverse side. There is **NO CHARGE** to you for this call.

or

2. Via the Internet at **https://www.proxyvotenow.com/fofn** and follow the instructions.

or

3. Mark, sign and date your proxy card and return it promptly in the enclosed envelope.

PLEASE SEE REVERSE SIDE FOR VOTING INSTRUCTIONS

Revocable Proxy
FOUR OAKS FINCORP, INC.



ANNUAL MEETING OF STOCKHOLDERS
APRIL 25, 2005

	For	Withhold All	For All Except
1. To elect the following nominees as directors of a one year term	☐	☐	☐

Please mark as indicated in this example [X]

	For	Against	Abstain
2. Ratification of the action of the audit committee of the board of directors in appointing Dixon Hughes PLLC as independent accountants for the Company for the fiscal year ending December 31, 2005:	☐	☐	☐

Nominees:

(01) Merwin S. Canaday   (02) Ayden R. Lee, Jr.
(03) William J. Edwards   (04) Paula Canaday Bowman
(05) Dr. R. Max Raynor, Jr. (06) Percy Y. Lee
(07) Warren L. Grimes   (08 William Ashley Turner

INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE(S) WRITE THAT NOMINEE(S) NAME ON THE LINE PROVIDED BELOW._____

_____

THE BOARD OF DIRECTORS FAVORS A VOTE "FOR" THE ABOVE PROPOSALS AND UNLESS INSTRUCTIONS TO THE CONTRARY ARE INDICATED IN THE SPACE PROVIDED, THIS PROXY WILL BE SO VOTED.

NOTE: Please sign your name exactly as it appears on this card. When signing for a corporation or partnership, or as agent, attorney, trustee, executor, administrator, or guardian, please indicate the capacity in which you are signing. In the case of joint tenants, each joint owner must sign.

Please be sure to date and sign this instruction card in the box below.

Date

_____
Stockholder sign above

* * * IF YOU WISH TO PROVIDE YOUR INSTRUCTIONS TO VOTE BY TELEPHONE OR INTERNET, PLEASE READ THE INSTRUCTIONS BELOW * * *

FOLD AND DETACH HERE IF YOU ARE VOTING BY MAIL

PROXY VOTING INSTRUCTIONS

Stockholders of record have three ways to vote:

1. By Mail; or
2. By Telephone (using a Touch-Tone Phone); or
3. By Internet.

A telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated and returned this proxy. Please note telephone and Internet votes must be cast prior to 3 a.m., April 25, 2005. It is not necessary to return this proxy if you vote by telephone or Internet.

Vote by Telephone

Call Toll-Free on a Touch-Tone Phone anytime prior to 3 a.m., April 25, 2005
1-866-265-2185

Vote by Internet

anytime prior to
3 a.m., April 25, 2005, go to
https://www.proxyvotenow.com/fofn

Please note that the last vote received, whether by telephone, Internet or by mail, will be the vote counted.

Your vote is important!